Columbus Acquisition Corp

January 17, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Benjamin Holt and Ronald E. Alper

Re:	Columbus Acquisition Corp/Cayman Islands
Registration Statement on Form S-1, as amended (File No. 333-283278)
Request for Acceleration of Effectiveness1

Dear Mr. Holt and Mr. Alper:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Columbus Acquisition Corp hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on January 22, 2025, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Fen Zhang
Fen Zhang Chief Executive Officer

CC:	Arila Zhou, Esq.
Robinson & Cole LLP